Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-261884
July 29, 2022

FORZA X1

Electric Boats for a New Generation



FORZA X1

Initial Public Offering | **NASDAQ:** FRZA

FORWARD-LOOKING STATEMENTS

This presentation includes statements that are, or may be deemed, ‘‘forward-looking statements.’’ In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” potential” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis foreach forward-looking statement contained in this presentation; we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation, as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Form S-1 filed with the Securities and Exchange Commission.

In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation. You should read carefully our “Special Note Regarding Forward-Looking Statements“ and the factors described in the “Risk Factors” section of our Form S-1.

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

OFFERING SUMMARY

ISSUER	Forza X1, Inc.
LISTING / SYMBOL	Nasdaq / FRZA
SHARES OFFERED	3,000,000
EXPECTED PRICE	$5.00
EXPECTED OFFERING SIZE	$15,000,000
USE OF PROCEEDS	(1) the acquisition of property and the development of a manufacturing plant to build, design and manufacture our new line of electric boats; (2) ramp up of production and inventory; (3) working capital.
SOLE BOOK-RUNNING MANAGER	ThinkEquity

FORZA X1

Set to push marine electrification forward.

- Forza X1's mission is to design, manufacture and sell electric boats that appeal to the largest segment of the recreational sport boat market. We believe that marine electrification will follow the automotive industry in terms of adoption, infrastructure and year over year unit sales growth.
- Hydrodynamic efficiencies of a catamaran hull design reduce friction due to less wetted surface as the boat travels through the water. In essence, less friction on the boat hull surface allows the boat to utilize less power to travel at equal or greater speeds than a boat that has more wet surface.
- The recreational boat category is the largest and fastest growing electric marine market in sales.
- North Carolina is supporting the future development of Forza X1's 100,000 square foot factory in Marion, North Carolina to manufacture electric boats.
- Our factory in North Carolina is expected to manufacture up to 1,000 electric boats annually.
- Our leadership has a proven track record with Twin Vee PowerCats Co., our parent company, having manufactured over 8,000 boats since inception and Jim Leffew, our president & CEO, having previously overseen the production of 1,700 per year and over 20,000 boats through his career.
- Our 5-year supply agreement with American Battery Solutions provides us with the most crucial component for producing an electric drivetrain at scale and provides us with a competitive advantage over future entrants.
- We expect to begin production of our initial FX1 dual console and FX1 center console models and commence selling to customers by the second quarter of 2023.

THE RISE OF ELECTRIC BOATS

Eco-Friendly - Boats operate in the most eco sensitive environment. Electric boats aim to keep our rivers, lakes, and oceans clean, to maintain healthy waterways.[1]

Battery Price Reduction – BloombergNEF found that the volume-weighted average price of a Li-Ion battery pack has fallen in recent years and is expected to continue to fall. Forza X1 is establishing itself in the market at the right time to help keep production costs as low as possible and make boats affordable for customers.[2]

Range anxiety prescription - DC fast-charging utilizing higher voltage can recharge Li-Ion batteries much more quickly. Now, electric vehicles can recharge to 75% or more in 30 minutes or less.[3]

Reduce your operating costs - Electric motors have fewer parts and require less maintenance than internal combustion engines. You do not need to change the oil, transmission fluid, spark plugs, fuel filters, or drive belts with an EV. This can result in significant savings.[4]

Save Time and Money - Electric car engines are far more reliable than their gas counterparts. It's the moving parts in a regular gasoline or diesel engine that tend to fail over time and can include anything from the pistons to the belts.[5]

Sources: 1. Science Direct 2. BloombergNEF 3. Science Direct 4. Earth911 5. CarsDirect

GLOBAL TRANSITION TO ELECTRIC

Paradigm Shift

- As the battery power increases, the price per kWh decreases.
- Electric Vehicles gaining ground on their combustion counterparts in regards to price and units sold.
- The advancement in battery technology is providing an affordable electric boating experience for its customers.



The Rise of Electric Cars
By 2022 electric vehicles will cost the same as their internal combustion counterparts. That's the point of liftoff for sales.
Million vehicles
450
400
350
300
250
200
150
100
50
0
Electric vehicles would account for 35% of all new vehicle sales
2015
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29
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31
32
32
33
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36
37
38
39
40
Projected Annual Sales
Cumulative Sales

Sources: NY Times | BNEF



Estimated Electric Vehicle Lithium-ion Battery Pack Cost, 2008-2021
Dollars per kWh of Useable Energy
2500
2000
1500
1000
500
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Current Dollars
2021 Constant Dollars

Sources: ENERGY.GOV

FORZA X1 TEAM

JIM LEFFEW
President and CEO

Previously Jim Leffew served as the Senior Vice President of Manufacturing at Maverick Boat Group, Inc. from September 1999 until April 2021, where he was responsible for overseeing manufacturing operations and over 450 direct employees at a company with over $125 million in sales.

JOSEPH VISCONTI
Executive Chairman of the Board, Chief of Product Development

Joseph Visconti is a seasoned business leader, proficient in building and organizing teams of people to focus on business-driven goals and company success. Joseph has over 25 years of leadership experience as CEO and President in industries including Finance, Real Estate Development, Media, Manufacturing, Sales, and Marketing.

NICOLE CAMACHO
Future Chief Financial Officer (upon consummation of offering)

Nicole Camacho served as the Deputy Finance Director for the City of Aspen, Colorado from January 2021 to August 2021, where she was responsible for over $500 million in city funds. From January 2016 to July 2018, Ms. Camacho served as the Director of Accounting for the Virginia Department of Emergency Management.

DAN NORTON
Director of Engineering

Dan. Norton has spent over 20 years working in the technical design engineering arena for companies including Caterpillar Inc., Gerber Technology, and ATI Industrial Automation. He currently holds over 20 patents related to innovative electromechanical solutions to automation, boat docking, and work piece clamping.

PRESTON YARBOROUGH
Director of Tooling

Preston Yarborough brings over 23 years of marine engineering experience to our team. For the last several years, Yarborough has led the design, development and production of several boat models and built over 8,000 boats during his career.

MATT HALLMARK
Chief Mechanical Engineer

Matt brings a wealth of knowledge from his 20 years of engineering, project management, and manufacturing experience. Matt is an SME Certified Manufacturing Engineer, PMP Project Manager, and ASQ Quality Manager of Quality/Organizational Excellence and Six Sigma Black Belt.

CHANDAN REDDY
Chief Electrical Engineer

Before joining Forza X1, Inc., Chandan Reddy served as Senior Controls Engineer of Thrustmaster of Texas, Inc. from August 2019 to November 2021 designing and developing battery charging control systems and battery cooling systems. From 2015 to 2019, he served as Electrical Design Engineer III.

GREG MCLOGAN
Chief Marine Engineer

Greg McLogan is a Design Engineer specializing in the marine industry. With more than 25 years experience including Sailfish and Worldcat. His expertise lies in leading a product development team from design through prototyping and into manufacturing.

THE FX1 DUAL CONSOLE

1. Catamaran design offers increased stability and superior ride compared to mono hull
2. Wrap around wind screen with walk through for easy access to bow seating
3. Spacious L-shaped aft seating with ample storage capacity and removable back rests
4. Convertible swim platform (optional with future models)
5. Standard or Rapid charging available (will charge as quickly as 90 minutes)
6. Connected - Allows automatic wireless software updates



2
1
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Near Zero Maintenance

Our fully-sealed electric outboard motor means no fluids to ever check or fill, no spark plugs, no gear set rebuilding, and no annual winterization.

THE FX1 CENTER CONSOLE

1 Catamaran hull design for reduced hydrodynamic friction and increased run times and range vs monohull counterparts

2 Premium upholstered bow seating with integrated storage

3 Unique cantilevered hardtop with (optional) sunroof

4 Spacious aft seating daybed and storage compartment

5 Convertible swim platform (optional with future models)

6 Up to three battery packs can be used together to increase range and performance


1
2
3
4
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Near Zero Maintenance

Our fully-sealed electric outboard motor means no fluids to ever check or fill, no spark plugs, no gear set rebuilding, and no annual winterization.

THE FX1 MOTOR

ENGINEERING THE FUTURE OF BOATING


FORZA
FORZA
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4
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Forza X1 has filed 7 utility and design patents for our motor components. Key motor features include:

1. Inverter with Integrated Control
2. Patent Pending Trim/Tilt with Zero Twist Cabling
3. Lower Drive Disconnect
4. Proprietary Uni-Body Frame
5. Liquid Cooled Core Motor with Custom Designed Gear Reducer
6. Our Version 2.0 Motor Will Include a Patent Pending Lower Drive Unit with 360 Degree Steering

90% less moving parts | 90% efficiency

THE FX1 HELM TECHNOLOGY

TOUCHSCREEN AND MASTER COMMAND

We have reimagined and modernized the helm through centralizing the traditional standard controls. The FX1 switches, gauges and control buttons are programed into our 22-inch touch screen, utilizing a customized graphical interface




GARMIN

FORZA HELM w/ 22" TOUCH SCREEN

- Auto Pilot
- Power controls
- Depth
- Fish Finder
- GPS
- Sonar
- Fully Integrated Mobile Application

PERFORMANCE DATA

- Realtime Range Estimate
- Battery Temperature Sensor
- Battery Health Monitor
- Charge to full indicator
- Top and Average Speed
- Operational Efficiency


FX1 Center Console
System Status
ACTIVE
Location
Fort Pierce, FL
Battery Level - 86%
Boat Hours 6
Trim 6.2
Mode ECO
12v Battery 13.1v
Battery Temp 75°
Water Depth 50ft
Water Temp 78°
Power

THE FX1 BATTERY

AMERICAN BATTERY SOLUTIONS | T350-50





SOURCE: ABS T320-50

5-Year Supply Agreement

Forza X1 has signed a 5-year agreement with Michigan-based company American Battery Solutions. ABS T350-50

World Class Battery

2170 cylindrical cells and have the highest energy density solution in the market with approximately 200 Wh/kg. The packs contain a highly efficient, liquid cooled thermal management system and the sealed enclosures are rated IP65.

High-Powered

2 x 52 kWh, high-powered lithium-ion batteries that will be used to power Forza's FX1 electric boats.

T350-50 Battery Pack

Highly efficient thermal management systems, and some of the highest volumetric and gravimetric pack energy densities on the market that can interface with CCS fast chargers.

FX1 PERFORMANCE

Performance & Power

Up to 35 knots

215HP (Peak)

Single Charge System

104 kWh Battery System

1.5 - 5 Hour Charge Time

Fast-Charging Capability


FORZA X1

* All performance data is based on varying levels, loads, winds, currents and speeds.

DIRECT-TO-CONSUMER ALL DIGITAL

WEB & APP PLATFORM



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LUNA WHITE
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FORZA X1
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Est. Delivery: Oct. 2022 - Jan 2023
HULL COLOR
Luna White
UPHOLSTERY COLOR
Bianca White
BUILD & PRICE
FORZA X1
ONLINE FINANCING
$X.XXX/mo. X.XX% APR
120 mos. | $x,xxx down payment
MSRP $xxx,xxx
Trade-In Value $xxx,xxx
Optional Acc. $xxx,xxx
Taxes & Fees $xxx,xxx
Total Amount $xxx,xxx
APPLY NOW
FORZA X1
3101 South US Highway 1
1 hr 32 min
SCHEDULE DELIVERY
FORZA X1
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SERVICE & SUPPORT
Service Hours: Open Now
CALL
EMAIL
SERVICE
WEBSITE
DIRECTIONS

Forza Frictionless Buying Experience

Non-contact consumerism has brought the customer buying experiences to a new level that we believe will continue to evolve..

Build & Price

Choose your model, hull color, upholstery, and media to personalize your FX1.

Finance

Digitally sign all required documentation to complete your purchase.

Home Delivery

Scheduling and communication accomplished through our web or mobile app

Service & Support

Create industry leading customer satisfaction and strong brand loyalty.

1 → 2 → 3 → *Go Boating!*

*Currently in the initial design phase of development

THE START OF PRODUCTION

Lean Manufacturing

The Flex Space 100,000 square foot facility will be a dedicated Lean Manufacturing factory designed for capacity and production of up to 1,000 units annually, including the fiberglass manufacturing process for our FX1 boat and the manufacturing and assembly of our integrated FX1 motor.

Efficient Production

Forza X1 will be utilizing modern boat building and assembly technologies throughout the FX1 manufacturing process to streamline efficiencies, reduce waste, lower costs and support a safe and healthy work environment for our employees.

Manufacturing Technologies

Multiple technologies are expected to be employed incrementally as volume and throughput needs increase, including 3D printing, robotic gel-coating and cutting, and ergonomically designed material handling equipment.



THE FACTORY

- Forza X1 has selected North Carolina as the site of its future state-of-the-art factory. The announcement was delivered on July 28th in Marion, NC by Governor Roy Cooper in McDowell County. CNBC recently named North Carolina as the top place to do business in 2022.

- "We're seeing incredible momentum as the clean energy economy takes hold in North Carolina," said Governor Cooper. "Electrification is coming to many types of transportation, and Forza X1's electric boats are the latest example of the innovative future being built today in North Carolina."

- "Forza X1, Inc. is bringing an especially unique and timely product to the market," said N.C. Senator Ralph Hise. "Congratulations to this impressive and innovative company for expanding economic opportunity and jobs, in choosing to locate their new boat manufacturing facility in McDowell County and Marion."

- Among the myriad benefits include a Job Development Investment Grant, Infrastructure and utilities support, Community College training, use of local manufacturing center resources and hiring support.


FORZA X1

PLAN & TIMELINE

We believe the successful launch of our first commercially available electric boat is critical to our ability to capitalize on the marine electric vehicle market opportunity and establish ourselves as leaders in the industry.

- We completed the prototype outboard motor and control system in Q1 2022.
- In Q2 2022, we attached our system to two different test boats and have begun the testing phase.
- The testing of our prototype outboard motor will continue on two test boats that were designed and built specifically for the initial testing.
- The design phase of our FX1 boat is complete. We have begun the tooling process, which is the making of the molds required to produce and manufacture the final fiberglass FX1 product.
- Forza X1 expects to commence selling to customers by the second quarter of 2023.

BALANCE AND CAP STRUCTURE

Balance Sheet Data	**Actual (as of March 31, 2022)**	**Pro Forma As Adjusted***
Working Capital	$538,565	$13,638,565
Total Assets	$1,148,545	$14,248,545
Total Liabilities	$120,388	$120,388
Stockholder's Equity	$1,028,157	$14,128,157

**Pro Forma as adjusted balance sheet data in the table above reflects the sale and issuance by us of 3,000,000 shares of our common stock in this offering, based upon the assumed initial public offering price of $5.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Additionally, gives effect to the $500,000 investment we received from Twin Vee PowerCats Co., our parent company on May 25, 2022 for ongoing operating costs.*

Cap Structure	**Pro Forma, Securities Outstanding Pre-Offering**
Common Stock	7,000,000
Options*	816,500
Fully Diluted Shares Pre-Offering	7,816,500

*We will grant options to purchase 816,500 shares of common stock to key employees and directors at an exercise price equal to the initial public offering price.

FX1 INVESTMENT SUMMARY

- Forza FX1 has assembled an industry leading team of engineers and boat builders that are singularly focused on building a company that will help lead marine electrification and transition the marine industry by manufacturing and selling a recreational boat, without compromising performance, speed, or comfort.

- Our Initial dual console and center console 24-foot FX1 boats have been designed, powered, appointed and priced to target the largest segment of the recreational day boat market, which is 22' to 25'.

- As marine electrification follows the automotive industry, we are confident that we can gain market share as an early adopter.

- Our 5-year supply agreement with American Battery Solutions provides us with the most crucial component for producing an electric drivetrain at scale and provides us with a competitive advantage over future entrants.

- Building the first dedicated large-scale factory for electric boats with the support of the state of North Carolina and the local governments, including a Job Development Investment Grant in the amount of up to $1,367,100.

- Senior Leadership has 50 years of boat building experience, having manufactured over 28,000 boats combined in their careers.


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